United States Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2002

DIALOG SEMICONDUCTOR PLC

(Translation of Registrant's Name into English)

Neue Strasse 95, D-73230 Kirchheim/Teck-Nabern, Germany
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [X]

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.)

TABLE OF CONTENTS
1. Other Events

On February 13, 2002, in Germany, the Company issued a press release announcing a collaboration with Sunarrow. A copy of the Company's press release dated February 13, 2002 is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

2. Exhibits

99.1 Press release of the Company dated February 13, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIALOG SEMICONDUCTOR PLC

                            Date  February 15, 2002          By /s/ ROLAND PUDELKO

                                                             Roland Pudelko
                                                             Executive Director, CEO and President

EXHIBIT INDEX

1. News release of the Company dated February 13, 2002.

NEWS RELEASE

Sunarrow and Dialog Semiconductor Collaborate to Produce the World's Thinnest Force Sensor

Kirchheim/Teck-Nabern (Germany) - February 13, 2002 - Sunarrow, the major keypad manufacturer headquartered in Tokyo (President Mr. Komagata), has introduced its new force sensor to the market at the beginning of February 2002. The world's thinnest force sensor module (2.5mm thickness) can convert speed and direction changes accurately by reflecting three-dimensionally the pressure applied. The sensor can be used in many applications including mobile phones and PDAs as an input mechanism capable of detecting minute changes to the key directions.

Many mobile phones and PDAs have recently added software that allows selection from a menu. Furthermore, there is an increasing range of games software available, which requires the user to make a selection from a menu in a 2 or 3 dimensional image on the display. Improved multi directional pointing devices that are easy to use are key to these applications.

Improvement for all-directional pointing devices with ease is key to these applications.

On/off switching and strain gauge methods have been used to date. But, the market is demanding improved sensors, which will deliver precise directional functionality, lower power consumption and thinner modules at lower cost.

The basic operating principle of Sunarrow's new force sensor module allows the change of capacitance between the electrode on the PCB and the rubber key to be measured. By combining a custom IC (integrated circuit) with the force sensor it is possible to convert the pressure applied into a voltage. This innovative combination sets a new standard for force sensor modules and makes it possible to use the device in applications such as mobile phones and PDAs.

Wacoh, the engineering company specialising in sensors, owns the basic patent and Dialog Semiconductor has designed the custom IC. Sunarrow has overall responsibility for incorporating this novel sensor concept into a keypad. The three companies have contributed their individual skills to the joint development of the sensor module.

Sunarrow has the exclusive rights to sell the combined sensor module and custom IC and is targeting to achieve sales of one million pieces a month by December 2002.

Information about Sunarrow

Sunarrow Limited, founded in 1959, is a world-class manufacturer of advanced keypads for mobile and multimedia applications. Through intensive research and development, Sunarrow has developed an ever expanding number of silicone rubber products which have become an integral part of many product categories including calculators, remote controllers, cordless phones, electronic musical equipment. The company is headquartered in Tokyo, Japan and holds many patents for the development and production of keypads. The company has the world's top share in keypads for mobile phones.

Information about Wacoh

Wacoh Corporation - the new sensor's creator - has concentrated on research and development of sensors since it's establishment in 1988. Today the company's business consists of force, acceleration, vibration, pressure, velocity and motion sensors. The company is headquartered in Saitama, Japan.

Information about Dialog Semiconductor

Dialog Semiconductor develops and supplies mixed signal and system level solutions for wireless, communications and automotive applications. Dialog's innovative products developed in 100% CMOS are used by major OEMs (original equipment manufacturers) across the world. The company focuses on high volume applications where it can exploit its mixed signal expertise, IP design library and effective execution from specification to delivery. The company is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Sweden, Austria and Japan.

Dialog Semiconductor Plc is listed on the Frankfurt (Neuer Market: DLG), on the NASDAQ (DLGS) and NASDAQ Europe (DLGS) exchanges.

DISCLAIMER

This press release contains "forward-looking statements". All statements regarding our future financial condition, results of operations and businesses, strategy, plans and objectives are forward-looking. Statements containing the words "believes", "intends", "expects" and words of similar meaning are also forward-looking. Such statements involve unknown risks, uncertainties and other factors that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in such statements. These factors include, among others, product demand, the effect of economic conditions, exchange-rate and interest-rate movements, capital- and credit market developments, the timing of customer orders and manufacturing lead times, the changes in customer order and payment patterns, the financial condition and strategic plans of our major customers, insufficient, excess or obsolete inventory, and the impact of competing products and their pricing, product development, commercialization and technological difficulties, political risks in the countries in which we operate or sale and supply constraints. It is not possible to predict or identify all such factors. Consequently, any such list should not be considered to be a complete statement of all potential risks or uncertainties. We do not assume the obligations to update forward-looking statements.

For further information

Sunarrow Limited                            Dialog Semiconductor
Mobile Communication Sales
Tel: +81-3-3552-5981                        Tel: +49-7021-805-412
Fax: +81-3-3552-5989                        Fax: +49-7021-805-200
E-mail: moon@sunarrow.co.jp                 E-mail: birgit.hummel@diasemi.com